DOLCE VENTURES, INC.

118 Chatham Road

Syracuse, NY 13203

July 20, 2005

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.C.

Washington, D.C. 20549

Re:	Dolce Ventures, Inc.

Withdrawal of Registration Statement on Form 10-12G/A

File No. 000-51364

Commissioners:

The Company file Form 10-12G/A on July 17, 2005 which was intended to be filed as Form 10SB-12G/A. The Company has filed the appropriate form 10SB-12G/A also on July 17, 2005. Following discussions with the SEC Staff, it has come to our attention the two filings are causing some confusion. We hereby request the withdrawal of the Form 10-12G/A.

Dolce Ventures, Inc.

By:	/S/ Carl E. Worboys

Carl E. Worboys, President